Filed by: DiamondHead Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: DiamondHead Holdings Corp.

(Commission File No.: 001-39936)

The following email was sent to employees of Great Southern Homes, Inc. on September 12, 2022.

From:	Michael Nieri
To:	The Great Southern Homes Family
Subject:	Exciting News

As of this morning, we are releasing some exciting news that will have a great positive effect on the future of Great Southern Homes:  We are now on our way to becoming a publicly traded company.  I am aware that there have been various rumors swirling around for the past few months, and I am pleased to give everyone some clarity and tell you that this announcement will be the next huge step in growing GSH.  We will be merging with DiamondHead Holding Corp., a publicly traded Special Purpose Acquisition Company (“SPAC”) to form a public company under the name United Homes Group (“UHG”).  The merger will give us a significant amount of capital and put us on the road to becoming a leading public homebuilder.

I am really looking forward to leading this company as the CEO and chairman, and rest assured our company culture will remain the same as we move forward to a bigger future.  This has long been a dream of mine, and you all have helped me make it come true.

So, what exactly does this mean for GSH employees?  Don’t let the term “merger” alarm you.  Our management team is still our management team, and your GSH health benefits, 401k, etc., will remain the same.

Our friends from DiamondHead will bring a large source of capital, a great deal of strategic real estate insight, and valuable public company knowledge.  Two of them will join our existing board of directors.

Where will we be going from here?  The answer is really unchanged from what we have been doing for the past eighteen years:  bigger, better, and faster.  While the housing market has slowed some with the economic cycle, I believe—and our friends at DiamondHead believe—that there is a significant undersupply of housing in the country.  That shortage of housing, along with being located in one of the best areas of the USA for long term growth, offers us a tremendous opportunity to build on the success we have already achieved.  The new capital infusion will enable us to not only continue expanding GSH, but to acquire new builders across the Southeast.

Since I founded GSH in 2004, we have grown to become the 41st largest homebuilder in the country and built over 11,000 homes.  It couldn’t have happened without your help.  Because the culture that the GSH family has built is so special and such an integral part of our success, I plan to make sure we keep that culture intact as we grow.  The adaptability to challenge, hard work ethic, and willingness to jump in and help is a hallmark of who we are, and what differentiates us from other builders.

I have been very blessed to have you as part of our GSH family, and I look forward to the great places we are going.  Congratulations on being on board at such an exciting time!

IMPORTANT INFORMATION AND WHERE TO FIND IT

This communication relates to a proposed transaction involving DiamondHead Holdings Corp., (“DHHC”) and Great Southern Homes, Inc. (“GSH”). In connection with such proposed transaction, DHHC intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement and a prospectus of DHHC. The definitive proxy statement/prospectus will also be sent to stockholders of DHHC seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of DHHC are urged to carefully read all relevant documents filed with the SEC, including the registration statement, proxy statement and prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain these documents free of charge at the SEC’s website, http://www.sec.gov, and DHHC stockholders will receive, at an appropriate time, information on how to obtain transaction-related documents free of charge from DHHC. Such documents are not currently available.

PARTICIPANTS IN SOLICITATION

DHHC and GSH and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from DHHC’s stockholders in favor of the approval of the proposed transaction. Information about DHHC’s directors and executive officers and their ownership of DHHC’s securities is set forth in DHHC’s filings with the SEC, including DHHC’s Registration Statement on Form S-1, which was declared effective by the SEC on January 25, 2021. To the extent that holdings of DHHC’s securities have changed since the amounts printed in DHHC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading DHHC’s proxy statement and prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements, estimates, targets and projections in this communication may be considered forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between DHHC and GSH. Forward looking statements generally relate to future events or involving, or future performance of, DHHC or GSH. For example, statements regarding anticipated growth in the industry in which GSH operates and anticipated growth in demand for GSH’s products, projections of GSH’s future financial results and other metrics, the satisfaction of closing conditions to the proposed transaction between DHHC and GSH and the timing of the completion of the proposed transaction are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DHHC and its management, and GSH and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of DHHC’s securities; (ii) the risk that the proposed transaction may not be completed by DHHC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DHHC; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction; (v) the outcome of any legal proceedings that may be instituted against DHHC, GSH, the combined company or others following the announcement of the business combination agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of DHHC or GSH or DHHC’s failure to satisfy other conditions to closing; (vii) the risk that DHHC will not be able to raise third-party financing to meet the Minimum Cash Condition if redemptions of DHHC public shares cause the DHHC trust account to have insufficient funds (after giving effect to redemptions) to achieve the Minimum Cash Condition; (viii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations; (ix) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (x) the risk that the proposed transaction disrupts current plans and operations of GSH or diverts management’s attention from GSH’s ongoing business; (xi) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and maintain relationships with customers and suppliers; (xii) costs related to the proposed transaction; (xiii) changes in applicable laws or regulations; (xiv) the possibility that GSH or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors such as rising interest rates or an economic downturn; (xv) GSH’s estimates of expenses and profitability; (xvi) the evolution of the markets in which GSH competes; (xvii) the ability of GSH to implement its strategic initiatives; and (xviii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DHHC’s Annual Report on Form 10-K for the year ended December 31, 2021 and other risks and uncertainties indicated from the time to time in the definitive proxy statement to be delivered to DHHC’s stockholders and related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents filed to be filed with the SEC by DHHC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and DHHC and GSH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither DHHC nor GSH gives any assurance that either DHHC or GSH will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by DHHC or GSH or any other person that the events or circumstances described in such statement are material.